Exhibit 12
AMETEK, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2006		2005		2004		2003		2002
Earnings:
Income from continuing operations (1)	$181,934		$136,357		$108,991		$84,190		$80,377
Income tax expense	81,752		61,930		51,728		40,960		38,010
Interest expense — gross	42,304		33,103		28,343		26,063		25,498
Capitalized interest	(137)		(190)		—		(46)		(317)
Amortization of debt financing costs (2)	—		—		—		—		—
Interest portion of rental expense (est.)	5,062		4,843		3,757		2,998		2,839

Adjusted earnings	$310,915		$236,043		$192,819		$154,165		$146,407

Fixed Charges:
Interest expense, net of capitalized interest	$42,167		$32,913		$28,343		$26,017		$25,181
Capitalized interest	137		190		—		46		317
Interest portion of rental expense	5,062		4,843		3,757		2,998		2,839

Fixed charges	$47,366		$37,946		$32,100		$29,061		$28,337

Ratio of adjusted earnings to fixed charges	6.6	x	6.2	x	6.0	x	5.3	x	5.2	x

(1)	Results for 2005-2002 have been adjusted to reflect the retrospective application of FAS 123R to expense stock options, which was adopted effective January 1, 2006. The retrospective application reduced 2005-2002 net income by $4.3 million, $3.7 million, $3.6 million and $3.3 million, respectively.

(2)	- Included in interest expense.